Exhibit 21.  Capital City Bank Group, Inc. Subsidiaries, at December 31, 2018.

Direct Subsidiaries:

Capital City Bank

CCBG Capital Trust I (Delaware)

CCBG Capital Trust II (Delaware)

Indirect Subsidiaries:

Capital City Banc Investments, Inc. (Florida)

Capital City Services Company (Florida)

Capital City Trust Company (Florida)

FNB Financial Services, LLC (Florida)

Southeastern Oaks, LLC (Florida)

Capital City Wealth Advisors, Inc. (Florida)

Capital City Mortgage Company (Florida) - Inactive